Text A - Send to the people that said they were interested in the CF:
Hey!

A few years back, you had joined this VIP phone # list to get alerted when we were launching our crowdfund…
WELL, it's FINALLY TIME! If you're still interested in investing in Nectar and becoming a part-owner alongside us, please fill out this form:
https://forms.gle/95tVts1FkHKNfuD69

In the next coming weeks we are going to be sending out a LOT of info. Stay tuned.
If you have any immediate questions, text me :)

Text B - Send to the rest of the phone # list
Hey! I have some special news…

WE ARE OFFICIALLY LAUNCHING A CROWD FUND!

What that means is that you can now invest money into Nectar, own real-shares, and be a part-owner of this brand alongside us.

If you have ANY level of interest and want to learn more, please fill out this form:
https://forms.gle/95tVts1FkHKNfuD69

I will be sending out a bunch of educational info in the coming weeks

If you have any immediate questions, just text me :)

Option C

#

The time is finally here. Our crowdfund campaign is finally ready to launch.
What this means is that you will be able to buy into Nectar and own real shares of the company.

You will also

For many of you this might be your first investment, please read through this letter.

And then join this Discord channel:

This is where I will be spending time every single day to answer all of your questions.

If you're already prepared to buy-

Top of Funnel - is always receiving new phone numbers

Automatic Response to CTA in content: "TBC"
Fall Into the Crowdfund Group (Automatically) & Receive all those Specific updates & ALL THE GENERAL MARKETING CONTENT
Text 1
- Read this letter to learn more
- Go to our Crowdfund Page Here for details
- Hit reply with any Questions.

New phone then join Old Phone Numbers (18K + all new Top of Funnel Phone Numbers)
Old List:
- Usual cadence of Marketing Messages
- + occasional Btw Crowdfund is on if you fancy it, reply with "TBC"